SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 11)(1)

ITC DeltaCom, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

45031T 10 4
(CUSIP Number)

Welsh, Carson, Anderson & Stowe VIII, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	Othon Prounis, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   __________

(1)      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe VIII, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON PN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: WCAS VIII Associates, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON CO

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: WCAS Capital Partners III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON PN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: WCAS CP III Associates, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON CO

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Patrick J. Welsh S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Russell L. Carson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Bruce K. Anderson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Thomas E. McInerney S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Robert A. Minicucci S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Anthony J. deNicola S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Paul B. Queally S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Jonathan M. Rather S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: D. Scott Mackesy S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: John D. Clark S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

1.	NAME OF REPORTING PERSON: Sanjay Swani S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	(a) [x] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 40,769,330 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 40,769,330 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,769,330 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.7% *
14.	TYPE OF REPORTING PERSON IN

* Based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 45031T 10 4

Amendment No. 11 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2002, Amendment No. 1 thereto filed on November 8, 2002, Amendment No. 2 thereto filed on December 18, 2002, Amendment No. 3 thereto filed on December 26, 2002, Amendment No. 4 thereto filed on July 7, 2003, Amendment No. 5 thereto filed on October 14, 2003, Amendment No. 6 thereto filed on September 29, 2004, Amendment No. 7 thereto filed on November 18, 2004, Amendment No. 8 thereto filed on April 6, 2005, Amendment No. 9 thereto filed on June 25, 2007 and Amendment No. 10 thereto filed on August 9, 2007 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On October 1, 2010, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with EarthLink, Inc., a Delaware corporation (“EarthLink”), and Egypt Merger Corp., a Delaware corporation and wholly-owned subsidiary of EarthLink, pursuant to which EarthLink agreed to acquire the Issuer in an all-cash transaction for $3.00 per share.

The Merger Agreement provides for EarthLink’s acquisition of the Issuer by means of a merger (the “Merger”) of Egypt Merger Corp. with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of EarthLink.  The Merger Agreement contains customary representations, warranties, covenants and conditions.

The Issuer has outstanding $325 million aggregate principal amount of 10.5% senior secured notes due 2016 (the “Notes”).  Under the related indenture, following the consummation of the Merger, the Issuer will be required to offer to repurchase any or all of the Notes at 101% of their principal amount.  To the extent the Notes are not repurchased or repaid, the Notes would remain outstanding as obligations of the Issuer and its subsidiaries following the Merger.

The Merger will be completed upon the satisfaction of certain closing conditions, including, without limitation, receipt of required regulatory approvals from the U.S. Federal Communications Commission and certain public utilities commissions and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  Subject to the fulfillment of these closing conditions, the transaction is expected to close in the fourth quarter of 2010 or the first quarter of 2011.

EarthLink also entered into a Written Consent and Voting Agreement, dated as of October 1, 2010 (the “Written Consent and Voting Agreement”), with WCAS VIII and WCAS CP III and certain investment funds managed by Tennenbaum Capital Partners, LLC (collectively, the “Principal Stockholders”), who in the aggregate own approximately 62% of the Issuer’s outstanding shares of Common Stock.  Pursuant to the Written Consent and Voting Agreement, the Principal Stockholders executed and delivered an irrevocable written consent (subject to certain conditions) adopting the Merger Agreement shortly after the Merger Agreement was executed.  As a result, no further stockholder action will be required to adopt the Merger Agreement or approve the Merger.

Item 5.                   Interest in Securities of the Issuer.

Item 5(a) is hereby amended by reference to the information provided on the cover pages to this Amendment No. 11 to Schedule 13D.

Item 5(c) is hereby amended and restated in its entirety to state that as of the date of filing of this Amendment No. 11 to Schedule 13D, and except as otherwise disclosed herein, none of the Reporting Persons have effected any transactions in the Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On October 1, 2010, as a condition to EarthLink entering into the Merger Agreement, the Principal Stockholders entered into the Written Consent and Voting Agreement.  Pursuant to the Written Consent and Voting Agreement, the Principal Stockholders executed and delivered an irrevocable written consent (subject to certain conditions) adopting the Merger Agreement shortly after the Merger Agreement was executed.  In addition, under the Written Consent and Voting Agreement, the Principal Stockholders agreed:

-	to appear at any meeting of stockholders of the Issuer or otherwise cause their shares of Common Stock to be counted as present thereat for purposes of calculating a quorum;

-	to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and against any alternative takeover proposal;

-	to waive any appraisal or similar rights in connection with the Merger; and

-	not to transfer any shares of Common Stock, subject to limited exceptions.

The Written Consent and Voting Agreement also prohibits the Principal Stockholders from soliciting, initiating or participating in any discussions or negotiations regarding an alternative takeover proposal, provided that the Principal Stockholders may participate in discussions or negotiations with a third party if the Issuer is permitted to do so under the Merger Agreement.

The Written Consent and Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the making of any waiver, amendment or other modification of the Merger Agreement without the written consent of the Principal Stockholders that reduces the amount, changes the form or imposes any material restrictions or conditions on the receipt of consideration payable in respect of shares of Common Stock in the Merger or is otherwise adverse to the holders of Common Stock.

The foregoing descriptions of the Merger Agreement and the Written Consent and Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Written Consent and Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2010 and incorporated herein as Exhibits 1 and 2, respectively, by reference thereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 1
Agreement and Plan of Merger, dated as of October 1, 2010, by and among EarthLink, Egypt Merger Corp. and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2010).

Exhibit 2	Written Consent and Voting Agreement, dated as of October 1, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2010

CUSIP No. 45031T 10 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2010

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:	/s/ David Mintz
Attorney-in-Fact
WCAS VIII ASSOCIATES, LLC
By:	/s/ David Mintz
Attorney-in-Fact
WCAS CAPITAL PARTNERS III, L.P.
By:	/s/ David Mintz
Attorney-in-Fact
WCAS CP III ASSOCIATES, L.L.C.
By:	/s/ David Mintz
Attorney-in-Fact
/s/ David Mintz
Attorney-in-Fact/ Patrick J. Welsh
/s/ David Mintz
Attorney-in-Fact/ Russell L. Carson
/s/ David Mintz
Attorney-in-Fact/ Bruce K. Anderson
/s/ David Mintz
Attorney-in-Fact/ Thomas E. McInerney

CUSIP No. 45031T 10 4

/s/ David Mintz
Attorney-in-Fact/ Robert A. Minicucci
/s/ David Mintz
Attorney-in-Fact/ Anthony J. deNicola
/s/ David Mintz
Attorney-in-Fact/ Paul B. Queally
/s/ David Mintz
Attorney-in-Fact/ Jonathan M. Rather
/s/ David Mintz
Attorney-in-Fact/ D. Scott Mackesy
/s/ David Mintz
Attorney-in-Fact/ John D. Clark
/s/ David Mintz
Attorney-in-Fact/ Sanjay Swani